Exhibit 99.1

St. Eugene Shareholders Approve Transaction with Claude Resources Inc.

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Jan. 18, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" and or the "Company") is pleased to announce that St. Eugene Mining Corporation Limited (TSXV-SEM) ("St. Eugene") shareholders have approved the acquisition, by Claude, of all of the issued and outstanding shares of St. Eugene that it does not already own pursuant to a court-approved plan of arrangement (the "Arrangement"). The closing of the Arrangement is conditional on receipt of final approval from the Supreme Court of British Columbia as well as final approval from the TSX Venture Exchange. The closing of the Arrangement is expected to occur on or about January 31, 2012. The consideration offered under the Arrangement is approximately $15 million plus proportionate ownership of Satori Resources Inc. ("Satori"), which will hold the Tartan Lake Gold Mine Project ("Tartan").

The Arrangement is the logical consolidation of the Amisk Gold Project. St. Eugene shareholders will benefit from a meaningful premium, the increased liquidity of their investment, exposure to the current gold price through production at the Seabee Gold Operation and outstanding exploration upside on Claude's Seabee, Amisk and Madsen projects.

Neil McMillan, President and Chief Executive Officer stated, "Claude is pleased that the St. Eugene shareholders have approved the Arrangement. The Company plans on moving the Amisk Gold Project ahead by conducting and completing a Preliminary Economic Assessment and will continue to expand and explore the deposit and other targets defined on the property in 2012."

The Amisk Gold Project's independent National Instrument 43-101 resource estimate (completed by SRK Consulting Inc. and released on February 17, 2011) resulted in an indicated mineral resource of 921,000 AuEq ounces at 0.95 grams per tonne AuEq and an additional inferred mineral resource of 645,000 AuEq ounces at 0.70 grams per tonne AuEq. An updated National Instrument 43-101 resource estimate is expected to be released in the second quarter of 2012.

Term of the Arrangement

Under the terms of the Arrangement, each shareholder of St. Eugene will receive 0.0789 of a Claude share per St. Eugene share (the "Share Consideration"). Additionally, at closing, each St. Eugene shareholder will receive 0.25 common shares of Satori in respect of each St. Eugene share. Satori will be transferred St. Eugene's interests in Tartan and approximately $800,000 in cash. Claude will maintain its pro-rata stake in Satori. In addition, Claude will reduce its existing net smelter return royalty on Tartan from a sliding scale to 2 percent. The net smelter return royalty can be repurchased at any time by Satori for $1 million per each 1 percent. It is anticipated that the current members of St. Eugene's Board of Directors will sit as board members of Satori.

Dundee Securities Ltd. has acted as financial advisor to Claude and Primary Capital Inc. has acted as financial advisor to St. Eugene.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Since 1991, Claude has produced over 962,000 ounces of gold from the Seabee Gold Operation. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:
Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Brian Skanderbeg P. Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 07:00e 18-JAN-12